Mail Stop 3561

January 11, 2008

Mr. Andrew M. Murstein
Vice Chairman and Secretary
Sports Properties Acquisition Corp.
437 Madison Avenue
New York, New York 10022

Re: **Sports Properties Acquisition Corp.**
     Amendments No. 2 and 3 to Registration Statement on Form S-1
     Filed December 14, 2007 and January 4, 2008
     File No. 333-146353

Dear Mr. Murstein:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 1

1.   Please expand your disclosure to describe the business conducted by Medallion Financial Corp.

2.   Please revise to address in the Summary section ProEminent Sports LLC, Medallion, and Game Plan LLC roles in finding a target for a business combination.

3.   We note your disclosure indicates that ProEminent Sports, LLC, Medallion, Game Plan LLC may have relationships or have clients that have relationships with potential target business. Please revise to address whether the company will enter into a business combination with an entity affiliated with any of its officers, directors, advisors, ProEminent Sports, Medallion, Game Plan or founding stockholders, including a company that has received a material investment from these individuals or entities.

Back Cover page

4.   We note your response to comment six. Please revise your statement to indicate that the company will update the prospectus to reflect any facts or events, individually or together, which represent a fundamental change in the information in the registration statement and will update the prospectus to include any additional or changed material information regarding the plan of distribution.

Part II

Exhibits

Exhibit 5.1 - Opinion of Willkie Farr & Gallaher LLP

5.   Please file a dated and executed legality opinion as an exhibit with your next amendment of the registration statement.

6.   We note your statement that "when the registration statement has become effective … the Units, the Warrants and the unissued shares of Common Stock included in the Units or issuable upon exercise of the Warrants … will be duly authorized, validly issued, fully paid and non assessable." Please be advised that since warrants are contractual obligations issued pursuant to a warrant agreement, counsel must opine on whether the warrant is a legal binding obligation of the company under the state contract law governing the warrant agreement. Please revise your legality opinion to opine on whether the warrants are legal binding obligations of the company.

* * * * *

        As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Joshua Thomas at (202) 551-3832 or Carlton Tartar (202) 551-3387 if you have questions regarding the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or David Link, who supervised the review of your filing, at (202) 551-3790 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Willaim H. Gump, Esq.
        Fax (212) 728-9285